Mail Stop 3561

June 28, 2007

Via Fax & U.S. Mail

Mr. Mark Tripp
Chief Financial Officer
7855 Haskell Avenue, Suite 200
Van Nuys, California 91406

> **Re:** **Easton-Bell Sports, Inc.**
> **Form 10-K for the year ended December 30, 2006**
> **Filed April 9, 2007**
> **File No. 333-123927**

Dear Mr. Tripp:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 30, 2006

Management's Discussion & Analysis

– Overview, page 21

1. We note from your disclosure on page 21 of MD&A that net sales reflect revenues from the sale of your products and services less returns, freight expense and discounts. Please tell us the nature of the freight expense that is recorded as a reduction of revenue and explain to us why you believe the accounting for that freight expense is appropriate. Please note that it is not appropriate to offset shipping and handling costs incurred and shipping and handling revenue received against one another in the income statement. Rather, the two must be reported separately with shipping and handling costs incurred recorded as an expense. Refer to paragraph 6 of EITF 00-10 for guidance. Please advise or revise future filings accordingly.

– Results of Operations, page 22

2. We note that you discuss the changes in net sales for each of your operating segments, Team Sports and Action Sports. Please revise to discuss and analyze results of operations by each of the operating segments. For example, in addition to a discussion of gross profit, please discuss and analyze cost of sales separately for each segment. Because gross profit is impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Item 7A. Quantitative & Qualitative Disclosure About Market Risk, page 36

3. We note that you identify foreign exchange rate risk as a market risk, however your disclosure does not appear to meet the format guidelines in Item 305(a)(1) of Regulation S-K. Please revise this section to discuss the risk using one of the three presentation alternatives outlined in Item 305 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page 40

4. We note that interest expense is presented "net" on the face of the statements of operations. In future filings, if the amount of interest income is material, please separately state interest expense and interest income. See Rule 5-03(7) and (8) of Regulation SX.

Consolidated Statements of Stockholders' Equity, page 41

5. We note from your statements of stockholders' equity that equity compensation expense of $2,349 was recorded as additional paid-in capital during 2006. In light of the disclosure in Note 12 that total compensation expense related to the equity incentive plan recorded during 2006 was $3,097, please explain to us why the amounts are not consistent. As part of your response, please explain how you accounted for the $760 related to the redemption of units under the 2003 plan. It appears that the amount is included in the statement of cash flows as cash received for a capital contribution (part of the $192,127) and recorded as a credit to additional paid-in capital. We are unclear as to whether the amount was included in the total compensation expense recorded in 2006.

Notes to the Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

- Inventories, page 44

6. We note from the disclosure on page 44 that the Company had a reserve for excess and obsolete inventories aggregating $7,007 and $6,421, at December 30, 2006 and December 31, 2005 respectively. In future filings, please revise to include the activity in this reserve on Schedule II.

- Goodwill and Intangible Assets, page 45

7. Reference is made to your "goodwill and intangible assets" critical accounting policy. In light of the fact that goodwill and intangible assets represent a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise future filings to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

8. We note that during 2006 you made adjustments to goodwill of $1,029 and $640 which represent tax related purchase price adjustments. Please explain to us the nature of these adjustments and tell us why you believe that they are appropriately recorded as increases to goodwill during 2006.

9. We note the disclosure indicating that the Company identified an error in purchase accounting related to the Bell acquisition after the allocation period. We also note that the Company increased accounts receivable and deferred income taxes, decreased accrued liabilities and decreased goodwill during 2005 for $1,330 as the amount was not material to the current or prior periods. Please tell us in further detail the specific nature of the error identified. We may have further comment upon receipt of your response.

Note 2. Acquisitions, page 50

10. We note that in connection with the Bell and Easton acquisitions, you allocated part of the purchase price to customer relationships and in the Easton acquisition, you assigned the asset an estimated useful life of 20 years. Please tell us the useful life assigned to the customer relationships acquired in the Bell acquisition in 2004. Also, tell us in further detail how you determined the estimated useful life for these intangible assets acquired in both the Bell and Easton transactions. As part of your response, please explain the various factors that were considered in determining that the useful life is appropriate and explain why you believe you will continue to derive benefits from this intangible for the useful life period assigned.   We may have further comment upon review of your response.

11. We note that in 2006 you acquired Easton and accounted for the acquisition as a purchase of a business in accordance with SFAS No. 141. Please tell us, and disclose in future filings, the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. See paragraph 51(b) of SFAS No. 141.

12. We note that in connection with both the Easton and Bell acquisitions, you allocated part of the purchase price to indefinite lived trademarks. Please explain to us how you determined the amount to be allocated to these indefinite lived intangibles. As part of your response, please include the nature of all significant assumptions used by management in determining the amount of the purchase price to be allocated to these trademarks.

Note 5. Accrued Expenses, page 57

13. Please tell us the nature of the amounts included in "other" in accrued expenses. Please note that any amounts greater than 5% of current liabilities should be separately detailed in the notes to the financial statements. See Rule 5.02(20) of Regulation S-X.

Note 8. Segment Information

14. In future filings, please revise to disclose revenues derived from each of your principle products and services, or each group of similar products and services, as required by paragraph 37 of SFAS No.131.

Note 12. Stock Based Employee Compensation, page 63

15. We note from your disclosures in Note 2 and 12 that in connection with the consummation of the acquisition of Easton, the Parent cancelled most of the outstanding unvested Class B Common Units and reissued new unvested Class B Common Units to the holders of such units at different vesting terms. Please tell us how you accounted for this modification of units, including the amount of any incremental compensation cost that was incurred as a result of the modification. As part of your response, please tell us the amount, if any, of compensation cost related to the modification that is included in the total $3,097 compensation cost disclosed in Note 12. If no compensation expense was recognized in connection with the modification, please explain why. See paragraph 51 of SFAS No. 123R.

16. We note that you adopted SFAS No. 123R as of January 1, 2006. Please revise future filings to disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, and cash flow from financing activities. In addition, , please provide the tabular presentation of the following information that was required by paragraph 45 of Statement 123 for all those periods for which an income statement is presented and awards were accounted for under the intrinsic value method of Opinion 25:
    a. Net income as reported
    b. The share-based employee compensation cost, net of related tax effects, included in net income as reported
    c. The share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards
    d. Pro forma net income as if the fair-value-based method had been applied to all awards
See paragraph 84 of SFAS No. 123R.

17. In future filings, please include disclosure of the weighted-average grant-date fair value of equity instruments granted during the year for each year in which an income statement is presented. Also, for each year for which an income statement is presented, please include a description of the method used during the year to estimate the fair value of awards granted under share-based payment arrangements and a description of the significant assumptions used during the year to estimate the fair value. See paragraph A240 of SFAS No. 123R.

18. We note from the disclosure on page 64 of your financial statements that the Class B units issued under the Parents 2006 Equity Incentive Plan qualify as equity instruments. However, based on the disclosure provided on pages 82 through 87 of your Form 10-K where you discuss your employment arrangements with your executives, we note that certain of these arrangements provide the executives with the ability to require the Company's parent to repurchase their shares at fair value if they terminate their employment. Given this potential repurchase requirement, which appears to be outside of the Company's control, please explain why you believe it is appropriate to account for Class B units subject to repurchase as equity instruments rather than as liabilities or mezzanine equity. Refer to the guidance in SFAS No.123R and ASR 268. Also see EITF Topic D-98.

19. We note the disclosure in Note 12 indicating that prior to the adoption of SFAS No.123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB No.25 and related interpretations. We also note from the disclosure in Note 12 that the Company recorded share-based compensation expense pursuant to APB 25 of $4,617 for 2005. Since there is no public market for the Company or its parents common shares, please explain in detail how you valued the stock-based compensation grants made and the related expense recognized in 2005 and 2004. Your financial statements should also be revised in future filings to include disclosure of your valuation methodology and significant assumptions. We may have further comment upon receipt of your response.

Note 14. Supplemental Guarantor Condensed Financial Information, page 66

20. For each year in which you have registered debt guaranteed by certain subsidiaries, and you elect to present condensed consolidating financial information under Rule 3-10 of Regulation SX, please tell us, and disclose in future filings, whether (1) each of the subsidiary guarantors is 100% owned by the parent company issuer; (2) the guarantees are full and unconditional; and (3) the guarantees are joint and several. See Rules 3-10(f) and (i) of Regulation SX. The disclosures in your Quarterly Reports on Form 10-Q should be similarly revised.

Note 15. Quarterly Results of Operations (Unaudited), page 70

21. We note your disclosure that the amounts previously reported for gross profit, income (loss) from operations and net income (loss) for the second and third quarters have been restated to reflect the effect of the additional inventory write-up on the cost of sales in those quarters. Please explain to us why you believe it was not necessary to amend the Forms 10-Q for the second and third quarter of 2006 as a result of the error corrected in the fourth quarter. Also, in future filings, please reconcile the amounts presented with those previously reported and describe the reason for the difference. See Item 302(A)(2) of Regulation SK and paragraphs 25 and 26 of SFAS No. 154.

Direct Investment, page 77

22. We note from the disclosure on page 77 that in July 2006, the Company provided certain qualifying executives who were former employees of Easton the opportunity to invest cash in your parent to purchase Class A Common Units at the same price as the investors who purchased units immediately prior to the Easton acquisition. Please tell us whether the Company was required to recognize any compensation expense in its financial statements as a result of the Class A Common Units issued by your parent to these executives. If not, please explain why.

Quarterly Report on Form 10-QSB
Note 2. Acquisition Activity
Easton Sports Inc.

23. We note the disclosure indicating that the carrying amount of goodwill changed during the fiscal quarter ended March 31, 2007 due to settlement of a pre-acquisition contingency in connection with the Easton acquisition. Please tell us and revise the notes to your financial statements in future filings to explain the nature of the pre-acquisition contingency that existed with respect to the Easton acquisition and to explain how it was ultimately resolved during the quarter ended March 31, 2007. Also, please tell us and revise the notes to your financial statements to disclose the amount of the adjustment to goodwill that resulted from the resolution of this contingency. Refer to the disclosure requirements outlined in paragraph 51h.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief